UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):
         |_| Form 10-KSB |_| Form 11-K   |_| Form 20-F   |X| Form 10-QSB

         For Period Ended: June 30, 2005

                  [ ] Transition Report on Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [X] Transition Report on Form 10-QSB
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

                           Cyber Defense Systems, Inc.
                 -----------------------------------------------
                             Full Name of Registrant
                ------------------------------------------------
                            Former Name if Applicable

                            1090 Roosevelt Boulevard
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                          St. Petersburg, Florida 33716
                ------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its form 10-QSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from filing the report because such information is integral to the report. The Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Arthur S. Marcus, Esq.     (212) 752-9700
         ----------------------     --------------
         (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

      The Company expects its net loss for the three and six months ended June 30, 2005 to approximate $800,000 and $6,550,000, respectively, as compared to a profit of $185,000 and $56,000, respectively, for the three and six months ended June 30, 2004. The loss for the 2005 periods is primarily due to no revenues being recorded, whereas there were revenues of $3,015,000 in the 2004 periods; and the impairment of goodwill of $4,577,000 in the six month period ended June 30, 2005. In addition, interest expense in the 2005 periods was significantly higher than in 2004 due to higher levels of debt and the beneficial conversion feature of certain debt during the six months ended June 30, 2005, which has been recorded as additional interest. Total expenses, excluding interest, in the 2005 three and six month periods were approximately $720,000 and $1,280,000, respectively, as compared to $2,820,000 and $2,935,000, respectively, in the 2004 periods. The current years figures are preliminary and are subject to further review and adjustment.

                           Cyber Defense Systems, Inc.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 16, 2005              By:   /s/David Barnes
                                        -----------------------
                                            David Barnes
                                            Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)